UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Jumia Technologies AG

(Name of Issuer)

Ordinary Shares, no par value

American Depositary Shares, each representing two Ordinary Shares

(Title of Class of Securities)

48138M105**

(CUSIP Number)

Alexandre Bernard Cyrus Ricard

Chairman & Chief Executive Officer

Pernod Ricard S.A.

5 cours Paul Ricard

75008 Paris, France

+33 (0)1 41 00 41 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to Jumia Technologies AG’s American Depositary Shares, each representing two Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 48138M105	Schedule 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pernod Ricard S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,393,839

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,393,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,393,839

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 48138M105	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pernod Ricard Deutschland GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,393,839

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,393,839

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,393,839

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 48138M105	Schedule 13D	Page 4 of 10

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons on April 15, 2019 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the ordinary shares, no par value (the “Ordinary Shares”) of Jumia Technologies AG (the “Issuer”), a company incorporated under the laws of the Federal Republic of Germany. The address of the principal executive office of the Issuer is Skalitzer Straße 104, 10997 Berlin, Germany.

The Issuer’s American Depositary Shares (the “ADSs”), each representing two Ordinary Shares, are listed on the New York Stock Exchange under the symbol “JMIA.” The Reporting Persons beneficially own both Ordinary Shares and ADSs. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

(a)	This statement is being jointly filed by:

i.	Pernod Ricard S.A (“Pernod France”); and

ii.	Pernod Ricard Deutschland GmbH (“Pernod Germany”) (the entities listed in subparagraphs (i) and (ii) are jointly referred to herein as the “Reporting Persons” and each individually as a “Reporting Person”).

Pernod Germany is the indirect wholly owned subsidiary of Pernod France.

(b)  The principal business address of Pernod France is 5, Cours Paul Ricard, 75380 Paris CEDEX 08.

The principal business address of Pernod Germany is Habsburgerring 2, 50674 Cologne, Germany.

(c)  The principal business of Pernod France is to be the holding of activities related to production, bottling and distribution of alcoholic beverages worldwide. The principal business of Pernod Germany is to import, export, manufacture, bottle, distribute, place, and trade in all sorts of alcoholic beverages and the rendering of services to other enterprises. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

(d)(e) During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws. This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers as identified on Schedule 1 hereto. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Original Schedule 13D by inserting the following:

On August 6, 2024, Pernod Germany purchased 1,271,335 ADSs of the Issuer for approximately $6 million using cash on hand.

CUSIP No. 48138M105	Schedule 13D	Page 5 of 10

Item 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Persons acquired the Ordinary Shares and ADSs reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more members of the board of directors of the Issuer, other management members of the Issuer, one or more members of the supervisory board of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer, the composition of the supervisory board of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares or the ADSs. The Reporting Persons expect that they will, from time to time, review their investment position in the Ordinary Shares and ADSs or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Ordinary Shares or the ADSs. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares or the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Ordinary Shares or the ADSs and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares or the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)(b) As of the date hereof, the Reporting Persons may be deemed to beneficially own 15,393,839 Ordinary Shares, consisting of 12,851,169 Ordinary Shares and 2,542,670 Ordinary Shares underlying ADSs, held directly by Pernod Germany, which collectively represent 7.5% of the issued and outstanding Ordinary Shares the Issuer. The percentage ownership was calculated based on 204,470,178 Ordinary Shares of the Issuer as of June 30, 2024, as reflected in the Issuer's Form 424B5 filed with the Securities and Exchange Commission on August 6, 2024.

Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 15,393,839 Ordinary Shares that may be deemed to be beneficially owned by each of them. Each Reporting Person disclaims beneficial ownership of the reported Ordinary Shares except to the extent of such Reporting Person’s pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act).

(c)  Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

(d)  No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)  Not applicable.

CUSIP No. 48138M105	Schedule 13D	Page 6 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule 1 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated April 25, 2019, by and among Pernod Ricard S.A. and Pernod Ricard Deutschland GMBH (incorporated by reference to the Original Schedule 13D to this Schedule 13D filed by the Reporting Persons with the Commission on April 25, 2019).

CUSIP No. 48138M105	Schedule 13D	Page 7 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2024	PERNOD RICARD S.A.

	By:	/s/ Anne-Marie Poliquin
	Name:	Anne-Marie Poliquin
	Title:	EVP, Legal and Compliance

Date: August 9, 2024	PERNOD RICARD DEUTSCHLAND GMBH

	By:	/s/ Mario Richertzhagen
	Name:	Mario Richertzhagen
	Title:	HR Director

CUSIP No. 48138M105	Schedule 13D	Page 8 of 10

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, country of citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Pernod Ricard S.A.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Alexandre Bernard Cyrus Ricard	French	Chairman & Chief Executive Officer	Chairman & Chief Executive Officer	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Hélène de Tissot	French	EVP, Finance & IT	EVP, Finance & IT	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Maria Pia de Caro	Belgian and Italian	EVP, Integrated Operations & S&R	EVP, Integrated Operations & S&R	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Anne-Marie Poliquin	Canadian	EVP, Legal and Compliance	EVP, Legal and Compliance	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Cédric Ramat	French	EVP, Human Resources	EVP, Human Resources	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Conor McQuaid	Irish	Chairman & CEO Pernod Ricard USA	Chairman & CEO Pernod Ricard USA	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Gilles Bogaert	French	EVP, Global Markets	EVP, Global Markets	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Philippe Guettat	French	EVP, Global Brands	EVP, Global Brands	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Brice Thommen	Swiss	Director representing the employees	Digital Transformation Project Manager	Pernod Ricard France, 10, place de la Joliette, 13002 Marseille, France

Carla Machado Leite	Portuguese	Director representing the employees	International Sales Manager	Pernod Ricard Portugal, Quinta da Fonte - Edif. D. Diniz Rua dos Malhões, 2-3°, 2770-071 Paço de Arcos, Portugal

Patricia Ricard Giron	French	Permanent Representative of Société Paul Ricard, member of the Board of Directors	Chairman of the board of directors of the Institut Océanographique Paul Ricard	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

CUSIP No. 48138M105	Schedule 13D	Page 9 of 10

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Patricia Barbizet	French	Lead Independent Director	Director	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Virginie Fauvel	French	Independent Director	Chief Executive Officer of Harvest SAS	Harvest, 5, rue de la Baume, 75008 Paris, France

Wolfgang Colberg	German	Director	Industrial Partner of Deutsche Invest Capital Partners	Deutsche Invest Capital Partners, Prinzregentenstrasse 56, D-80538 Munich, Germany

César Giron	French	Chairman & CEO of Martell Mumm Perrier-Jouët	Chairman & CEO of Martell Mumm Perrier-Jouët	Martell Mumm Perrier-Jouët 5 cours Paul Ricard, 75008 Paris, France

Max Koeune	Luxembourg	Director	President & CEO, McCain Foods Limited	439 King Street West 5th Floor – Toronto CA – Ontario M5V 1K4 (Canada)

Ian Luc Henri Jean Gallienne	French	Independent Director	Chief Executive Officer of Groupe Bruxelles Lambert	Groupe Bruxelles Lambert 24 Avenue Marnix BE 1000 Brussels, Belgium

Philippe Petitcolin	French	Independent Director	Chairman of KNDS	Nexter, 13, route de la Minière, 78034 Versailles, France

Veronica Vargas	Spanish	Director	Permanent representative of Rigivar SL	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Kory Sorenson	British	Independent Director	Director and Chairwoman of the Audit Committee of SGS SA	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Anne Lange	French	Independent Director	Managing director and partner of ADARA and Chrysalis	Pernod Ricard, 5 cours Paul Ricard, 75008 Paris, France

Namita Shah	Indian	Independent Director	Head of OneTech, a business unit of TotalEnergies	TotalEnergies SE, 2, place Jean Millier, 92078 Paris La Défense, France

CUSIP No. 48138M105	Schedule 13D	Page 10 of 10

Pernod Ricard Deutschland GmbH

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Julien Hemard	Australia	Managing Director (Geschäftsführer)	Managing Director / CEO	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Joëlle Ferran	France	Managing Director (Geschäftsführer)	Chief Financial Officer	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Benjamin Franke	Germany	Officer with Statutory Authority (Prokurist)	Marketing Director	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Mario Richertzhagen	Germany	Officer with Statutory Authority (Prokurist)	HR Director	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Wolf Geiling-Ramus	Germany	Officer with Statutory Authority (Prokurist)	Head of Key Account	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany